NEWS RELEASE: August 16, 2007

Almaden Minerals Ltd. (the “Company”; TSX: AMM; AMEX: AAU) NEWS RELEASE

At the meeting of directors following the Company’s Annual General Meeting, the following changes were made to the management of the Company: Duane Poliquin became Chairman of the Board and Morgan Poliquin became President.

The Management of the Company is now comprised as follows:

Chairman of the Board and Chief Executive Officer – Duane Poliquin

President and Chief Operation Officer – Morgan Poliquin

Chief Financial Officer – Dione Bitzer

John McCleary was confirmed as lead director (Chair of the Independent Board).

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin, P.Eng.”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President and Chief Operation Officer

Almaden Minerals Ltd.

The Toronto Stock Exchange nor the American Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.